CHINA NUVO SOLAR ENERGY, INC.

December 9, 2011

VIA EDGAR ONLY

U.S. Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549

Attn: Mr. Tim Buchmiller

Re: China Nuvo Solar Energy, Inc.

    Form 8K

    Filed September 8, 2011

    Form 10-K for the Fiscal Year Ended July 31, 2010

    Filed November 12, 2010

    File No. 333-48746

Dear Mr. Buchmiller:

Please be advised that I am the duly appointed Chief Executive Officer of China Nuvo Solar Energy, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) dated October 5, 2011, with respect to the above-referenced filings (the “Comment Letter”). In response to these comment, the Issuer will cause to be filed Amendment No. 1 to the Form 8-K and Amendment No.1 to the Form 10-K. Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

1.

Please provide us with responses to the comments contained in our comment letter to you dated February 5, 2010 regarding your Form 10-KSB for the fiscal year ended July 31, 2008, filed November 13, 2008, your Form 10-K for the fiscal year ended July 31, 2009, filed December 15, 2009, and your Forms 10-Q for the quarters ended October 31, 2008, January 31, 2009, April 30, 2009 and October 31, 2009.

We are in the process of amending the respective filings set forth in Comment 1. However, due to the Issuer’s recent change of control, we will be required to file these amendments subsequent to the submission of this correspondence.

Forward-Looking Statements, page 2

2.

Please revise to eliminate the references to the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, as the statutory safe harbors adopted as part of those Acts do not apply to statements made by a penny stock issuer.

Our Form 8-K/A has been revised to eliminate the references to the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, as follows:

This Current Report includes statements regarding our plans, goals, strategies, intent, beliefs or current expectations. These statements are expressed in good faith and based upon a reasonable basis when made, but there can be no assurance that these expectations will be achieved or accomplished. These forward-looking statements can be identified by the use of terms and phrases such as “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” and the like, and/or future-tense or conditional constructions (“will,” “may,” “could,” “should,” etc.). Items contemplating or making assumptions about actual or potential future sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Share Exchange Transaction with SurgLine, page 2

3.

Please clarify the number of shares exchanged and the total purchase price or total value of purchase price consideration. For example, we note you state that the company issued 857,143 shares of Series B preferred stock, yet you also state that those shares will be converted to common stock equal to 70% of the outstanding common stock of the company, then you further state that that you would issue 163,604,476 shares in satisfaction of the anti-dilution provisions of the share exchange agreement. As such, it is unclear how many shares have been issued in this transaction.

Pursuant to the Agreement, the Registrant agreed to acquire all of the outstanding capital stock of SurgLine in exchange (the “Share Exchange”) for the original issuance of an aggregate of 857,143 shares (the “Exchange Shares”) of the Registrant’s Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”). The Exchange Shares will be issued on a pro rata basis, on the basis of the shares held by such security holders of SurgLine at the time of the Exchange. Further in accordance with the Agreement, and following an amendment of the Registrant’s Articles of Incorporation, the Exchange Shares will be converted into 3,817,554,433shares of the Registrant’s common stock, par value $0.001 per share (the “Common Stock”) equal to 70% of the issued and outstanding Common Stock of the Registrant. Additionally, pursuant to the provisions of the Share Exchange Agreement, the Company issued 163,609,476 newly issued shares of Common Stock to the SurgLine shareholders, in satisfaction of the anti dilution provisions in the Share Exchange Agreement. As a result of the Share Exchange, the Registrant issued a total of 3,981,163,909 shares of its common stock to the SurgLine shareholders and SurgLine became a wholly-owned subsidiary of the Registrant.

Post-Exchange Beneficial Ownership of the Company's Common Stock, page 3

4.

Please revise to clarify the natural persons with voting or dispositive powers with respect to your shares held by each entity named in the table.

Our Form 8-K/A has been revised to include the natural persons with voting or dispositive power as follows:

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock (1)
Henry Fong 319 Clematis Street, Suite 703 West Palm Beach, FL 33401	65,062,774 (2)	1.2%
Richard W. Perkins 730 E Lake Street Wayzata, MN 55391	30,742,406 (3)	0.6%
Barry Hollander 319 Clematis Street, Suite 703 West Palm Beach, Fl. 33401	9,009,121 (4)	0.2%
Abod Partners, LLC 1499 Blake Street, Suite 10D Denver, Co. 80202 (6)	545,364,919	9.7%
Thomas G. Toland 1301 Dove Street Suite 800 Newport Beach, Ca. 92660	800,291,288	14.3%
Richard Dutch 1301 Dove Street Suite 800 Newport Beach, Ca. 92660	342,982,030	6.1%
MD Capital Advisers, Inc 1301 Dove Street Suite 800 Newport Beach, Ca. 92660 (7)	1,074,676,912	19.1%
Core Winner Holdings Limited 1301 Dove Street Suite 800 Newport Beach, Ca. 92660(8)	1,074,676,912	19.1%
All Executive Officers and Directors as a Group (5 persons)	1,248,087,619 (5)	22.2%

 (1)

Based on 5,617,258,666 shares of our common stock were outstanding.

 (2)

In addition to 1,692,591 shares of common stock, this includes: (i) 3,000,000 shares underlying options granted under our 2007 Stock Option Plan; (ii) 17,930,650 shares of common stock owned by Gulfstream Financial Partners, of which Mr. Fong is the managing partner; (iii) 40,000,000 shares of common stock held by HF Services, LLC., in which Mr. Fong is a managing member; (iv) 439,533 shares of common stock held by another corporation in which Mr. Fong is an 80% shareholder and (v) 2,000,000 shares owned by Mr. Fong’s children.

 (3)

In addition to 1,000,000 shares of common stock held directly by Mr. Perkins, this includes: (i) 3,000,000 shares underlying options granted under our 2007 Stock Option Plan; (ii) 1,500,000 shares of common stock held by a limited partnership of which Mr. Perkins is the general partner; (iii) 1,000,000 shares owned by a Corporation in which Mr. Perkins is a principal and stockholder; and (iv) 24,242,406 shares of common stock held by Richard W. Perkins Trust U/A 6/14/78 FBO Richard W. Perkins.

 (4)

In addition to 1,609,121 shares of common stock held directly by Mr. Hollander, this includes: (i) 6,000,000 shares of restricted common stock owned by a limited liability company that Mr. Hollander is the managing partner and (ii)1,400,000 shares underlying options granted under our 2007 Stock Option Plan.

 (5)

Includes 7,400,000 shares underlying options granted under our 2007 Stock Option Plan.

 (6)

Mr. Keith Mazer holds voting and dispositive powers with respect to the shares held by Abod Partners, LLC.

 (7)

Mr. Derek Cahill holds voting and dispositive powers with respect to the shares held by MD Capital Advisors, Inc.

 (8)

Mr. Eric Siu holds voting and dispositive powers with respect to the shares held by Core Winner Holdings Limited.

Management, page 4

5.

Pursuant to Item 401(e) of Regulation S-K, please expand your disclosure to discuss the specific experiences, qualifications, attributes or skills that led to the conclusion that those people named as directors should serve as directors of the post-transaction company.

Our Form 8-K/A has been revised to include the following:

Name	Age	Position
Henry Fong	75	Director
Thomas G. Toland	55	Chief Executive Officer, President and Director
Richard Dutch	51	Chief Operating Officer and Secretary
Barry Hollander	54	Chief Financial Officer and Treasurer
Richard W. Perkins	79	Director

Henry Fong has been a Director and the Chief Executive Officer of the Company since February 2002. Mr. Fong has been the Chief Executive Officer of Techs Loanstar, Inc., a publicly traded Company, since February 2010 when it merged with ZenZuu USA (“ZZUSA”). Mr. Fong was the Chief Executive Officer of ZZUSA since its inception in June 2009 and the Chief Executive Officer of ZZPartners, Inc. from its inception (April 2008) through its merger with ZZUSA. Mr. Fong has been the president and a director of Alumifuel Power Corporation (f/k/a Inhibiton Therapeutics) since its inception in May 2004. Mr. Fong was the president, treasurer and a director of Hydrogen Power, Inc. (f/k/a Equitex, Inc.) a publicly traded alternative energy company, from its inception in 1983 to January 2007. Mr. Fong has been a director of FastFunds Financial Corporation, a publicly traded financial services company, since June 2004.  Mr. Fong is currently the sole director, President and Chief Financial Officer of PB Capital International, Inc. (“PBIC”), a blank check shell company. PBIC is seeking to merge with a target company. PBIC filed a Form 10 registration statement which went effective in October 2009. From 1959 to 1982 Mr. Fong served in various accounting, finance and budgeting positions with the Department of the Air Force. During the period from 1972 to 1981 he was assigned to senior supervisory positions at the Department of the Air Force headquarters in the Pentagon. In 1978, he was selected to participate in the Federal Executive Development Program and in 1981, he was appointed to the Senior Executive Service. In 1970 and 1971, he attended the Woodrow Wilson School, Princeton University and was a Princeton Fellow in Public Affairs. Mr. Fong received the Air Force Meritorious Civilian Service Award in 1982. Mr. Fong has passed the uniform certified public accountant exam. In March 1994, Mr. Fong was one of twelve CEOs selected as Silver Award winners in FINANCIAL WORLD magazine's corporate American "Dream Team." The Registrant concluded that Mr. Fong’s experience and experience involving publicly-owned companies make him an ideal candidate to serve in these capacities.

Thomas Toland, President and Chief Executive Officer. Mr. Toland has more than 30 years of healthcare management experience. Mr. Toland has served as the Chief Executive Officer of SurgLine, Inc. since its inception in March 2011. In 1983, Mr. Toland started his healthcare career with American Medical International until he resigned in 1986 and entered the accounting and financial management and business development positions with Summit Health Corporation, OrNda Health, and Tenet Healthcare. In 2004, Mr. Toland founded Nationwide Pharmacy Management Group, Times New Roman The Registrant concluded that Mr. Toland’s experience in the healthcare industry, along with his knowledge of the Company’s products as their developer make him an ideal candidate to serve in these capacities.

Richard Dutch, Chief Operating Officer. Mr. Dutch has served as the President, Chief Operating Officer and Secretary of SurgLine, Inc. since its inception in March 2011.  Prior thereto and from June 1985 to March 2011 over 24 years of senior level experience primarily in the healthcare industry. From April 2005 through July 2011, Mr. Dutch was the President of Sterling Medical Products (“Sterling”) a privately held healthcare company. At Sterling, Mr. Dutch was responsible for the success and growth of one of the fastest growing, national orthopedic suppliers in the medical industry. Primary responsibilities were productivity, operations, with specific focus on increasing gross profit, revenue and financial ratios in accordance with the company forecast and business plan. Duties also included strategic planning and maintaining the principles of Six Sigma to insure operational excellence and that all corporate objectives are met. Mr. Dutch also has intimate knowledge and experience with 2 successful healthcare "start-ups," both in securing venture capital and launching the business. He is the current Vice President of Advanced Therapy Solutions committed to the chronic pain/Medicare market, where his responsibility is to the productivity, operations and financial ratios in accordance with corporate objectives. Mr. Dutch’s experience also includes over 18 years with the 3M Company (Fortune 100, Dow 30) from June 1985 to April 2004 having served in numerous sales and management positions leading the growth in the acute, non-acute, long-term and government healthcare markets. Mr. Dutch’s formal education entails an MBA, BS in Health & Medical Science, Six Sigma certification and graduate of the FBI Citizens Academy. The Registrant concluded that Mr. Dutch’s experience in the medical products and healthcare industry render him ideally qualified to serve in these capacities.

Barry S. Hollander, Chief Financial Officer Mr. Hollander has been the CFO of the Registrant since 2002. Simultaneously therewith, Mr. Hollander has served as the Chief Financial Officer of Techs Loanstar, Inc., a publicly traded Company, since February 2010 when it merged with ZZUSA. Mr. Hollander was the Chief Financial Officer of ZZUSA since its inception in June 2009 and the Chief Financial Officer of ZZPartners, Inc. from its inception (April 2008) through its merger with ZZUSA. Mr. Hollander has been the acting Chief Executive Officer of FastFunds Financial Corporation, a publicly traded company with limited business operations, since January 2007. From 1994 to 1999, Mr. Hollander was the chief financial officer of California Pro Sports, Inc., an in-line skate importer, marketer and distributor. In 1999 California Pro merged with Imaginon, Inc. From 1999 thru 2002 Mr. Hollander provided financial consulting services to various companys. Mr. Hollander has a BS degree from Fairleigh Dickinson University and passed the uniform certified public accountant exam. The Registrant concluded that Mr. Hollander’s vast experience as a CFO of public companies make him an ideal candidate to serve in this capacity.

Richard W. Perkins. Mr. Perkins has over 50 years’ experience in the investment business, has been President and Investment Manager for Perkins Capital Management since October 1984. Perkins Capital Management is a registered investment advisor with significant experience in individual and institutional capital management including working directly with the public markets emphasizing the micro-cap sector. Mr. Perkins is also a director of several public companies including: Synovis Life Technologies, Inc. since 1984, Nortech Systems, Inc. since 1993, and Vital Images, Inc. since 1985. The Registrant concluded that Mr. Perkins’ experience and with public companies and fund-raising make him an ideal candidate to serve in these capacities.

6.

Please clearly describe the specific business activities of your directors and officers during the past 5 years, including identifying the companies they worked for. For example, it is unclear what Mr. Toland's activities prior to March 2011 were. While we note you state "most recently, Mr. Toland has been the CEO of a healthcare management consulting company" you do not identify when such activities occurred nor do you identify such consulting company. We also note you have not provided specific information about Mr. Dutch's prior experience.

Please see response in item 5.

7.

We note from your disclosure under "Management and Employees" on page 9 that Mr. Weissberg will serve as your President-Spine Division and Mr. Cahill will serve as a Vice President. Please expand your disclosure to provide the information required by Item 401 of Regulation S-K for Mr. Weissberg and Mr. Cahill.

Messrs. Weisberg and Cahill are not executive officers or directors of the Issuer but of its subsidiary and have been deleted from the disclosure.

Summary Compensation of Executive Officers, page 5

8.

We note the disclosure of the amounts owed to Mr. Fong. Please disclose the terms of those loans, including any interest due and the total amount actually owed to Mr. Fong.

Our Form 8-K/A has been amended to disclose the amount of $273,000 owed to Mr. Fong as of April 30, 2011 as accrued and unpaid salaries and management fees. These were not loans and, accordingly, there is no interest due. The footnote for same appears as follows:

(1)

Mr. Fong’s salary is based on an accrual of $10,000 per month, during the fiscal years ended July 31, 2010, 2009 and 2008. For the year ending July 31, 2010, Mr. Fong received cash compensation of $13,000 and is owed $273,000 for accrued and unpaid salaries. Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended July 31, 2010, 2009 and 2008, in accordance with SFAS 123(4) of stock option awards.

Potential Future Projects, page 9

9.

Please expand your disclosure regarding the potential future projects your executives may be involved in and why the company or shareholders would have any interest in those projects. To the extent your executives are not working full time for the registrant, please disclose that fact in an appropriate location and include appropriate risk factor disclosure.

We have considered the requirement of the disclosure of “Potential Future Projects” and have removed same from the Form 8-K/A. The Issuer’s management, other than the non-executive members of the Board of Directors and Barry Hollander, devote their efforts to the Issuer on a full time basis. We believe Mr. Hollander’s other responsibilities are sufficiently disclosed.

Government Regulation, page 9

10.

We understand from your disclosure that you will only be selling third party products. If so, please clarity the need for any government approval of your principal products. If you have not yet received necessary government approval for your principal products, please discuss the status of approval within the government approval process. Refer to Regulation S-K Item 101(h)(4)(ix).

Our Form 8-K/A has been revised to include the following:

Most of the Company’s products are purchased from third party manufacturers that fall into FDA classifications that require notification of and have been approved by the FDA under Section 510(k). Section 510(k) of the Food, Drug and Cosmetic Act requires device manufacturers who must register, to notify FDA of their intent to market a medical device at least 90 days in advance. This is known as Premarket Notification - also called PMN or 510(k). This allows FDA to determine whether the device is equivalent to a device already placed into one of the three classification categories. Thus, "new" devices (not in commercial distribution prior to May 28, 1976) that have not been classified can be properly identified. Specifically, medical device manufacturers are required to submit a premarket notification if they intend to introduce a device into commercial distribution for the first time or reintroduce a device that will be significantly changed or modified to the extent that its safety or effectiveness could be affected. Such change or modification could relate to the design, material, chemical composition, energy source, manufacturing process, or intended use. Prior to selling any product that requires a 510(k) approval, we ascertain that the manufacturer has complied with 510(k), accordingly we sell no product without such approval. Certain of the Company’s products require extensive clinical testing, consisting of safety and efficacy studies, followed by PMA applications for specific surgical indications.

Certain Relationships and Related Transactions, page 10

11.

Please revise to include all information required by Regulation S-K Item 404, including the amount of principal and interest paid on related party loans during the periods for which disclosure is provided and the material terms of all related party sourcing and manufacturing relationships. Also, please provide all required disclosure here, rather than incorporating by reference information in the financial statements.

Our Form 8-K/A has been amended as follows:

(E)   RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in this document and in the financial statements of China Nuvo Solar Energy, Inc., there are no related party transactions other than the following:

We will be obtaining products through an unwritten sourcing and manufacturing relationship with Core Winner Holdings, LTD. (“Core Winner”). Core Winner, is based out of China, and holds approximately 19.1% of our common stock. The beneficial owner of Core Winner is Eric Siu. There are no formal terms or pre-existing understanding regarding orders between the Company and Core Winner.

With regard to any future related party transaction, the Company plans to fully disclose any and all related party transactions, including, but not limited to, the following:

•

disclose such transactions in prospectuses where required;

•

disclose in any and all filings with the Securities and Exchange Commission, where required;

•

obtain disinterested directors consent; and

•

obtain shareholder consent where required.

During the fiscal year ended July 31, 2009, we issued promissory notes totaling $33,500 to Henry Fong, our President and Chief Executive Officer. We also converted $30,739 of principal and $1,274 of accrued interest due Mr. Fong to 6,437,874 shares of common stock, at a conversion price of $0.0049725 per share. There were no additional loans or loan repayments involving these entities during the year ended July 31, 2010. As of July 31, 2010 we owe Mr. Fong a principal balance of $5,500 with accrued interest of $1,118 at July 31, 2010. The remaining balance outstanding carries an interest rate of 10% and is due on demand.

During the fiscal year ended July 31, 2010 we issued promissory notes totaling $29,450 to corporations controlled by Mr. Fong and repaid $7,550 of notes owed Mr. Fong. During the fiscal year ended July 31, 2009, we issued promissory notes totaling $69,850 to corporations controlled by Mr. Fong and repaid $4,409 of notes. During 2009, we also converted $42,393 of principal and $2,099 of accrued interest due the corporations to 8,947,596 shares of common stock, at a conversion price of $0.0049725 per share. As of July 31, 2010, we owed the corporations $55,841 in principal and accrued interest of $5,276. The remaining balances on these notes carry an interest rate of 10% and are due on demand.

During the fiscal year ended July 31, 2009 we issued a promissory note with a stated interest rate of 8% per annum in the amount of $17,500, to Richard Perkins, a director of the Company. This amount remains outstanding at July 31, 2010 as well as accrued and unpaid interest of $2,428. The note is due on demand and at the option of the lender, the principal and any accrued and unpaid interest may be converted to shares of common stock of the Company at $0.01 per share. In addition we owe a limited partnership controlled by Mr. Perkins in the form of a convertible promissory note $125,000 as of July 31, 2010 as well as accrued and unpaid interest of $38,014.The note may be converted at a fifteen percent (15%) discount to the price of any offering the Company does that raises a minimum of $500,000. This note is due December 31. 2010. There were no additional loans or loan repayments involving these entities during the year ended July 31, 2010.

Management's Discussion and Analysis or Plan of Operation, page 23

12.

Please expand to describe and quantity the principal components of the operating expenses presented in the audited financial statements.

Our Form 8-K/A has been amended as follows:

Operating Expenses

For the period from inception thru June 30, 2011 we incurred $245,136 of operating expenses. These were primarily comprised of Management fees of $68,200, product samples of $63,762, stock based compensation of $50,000 for shares issued to an officer, legal, professional and consulting of $53,347, of which $25,000 was to an affiliate and general and administrative costs of $9,827.

Liquidity and Capital Resources, page 24

13.

 We note disclosure that there is substantial doubt regarding your ability to continue as a going concern. Accordingly, please expand to describe the cash requirements necessary for you to continue your business as a going concern, including disclosure of the dollar amount of financing you believe is required to continue your business over the next twelve months. For further guidance, refer to Section IV.A. of Securities Act Release 33-8350 “Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.”

Our Form 8-K/A has been amended as follows:

We will require substantial additional financing in order to execute our business expansion and development plans and we may require additional financing in order to sustain substantial future business operations for an extended period of time. We currently do not have any firm arrangements for financing and we may not be able to obtain financing when required, in the amounts necessary to execute on our plans in full, or on terms which are economically feasible. If we are unable to obtain the necessary capital to pursue our strategic plan, we may have to reduce the planned future growth of our operations.

Pursuant to the Share Exchange Agreement we have assumed certain liabilities of the Registrant of approximately $1,400,000 on a pro forma basis. Included in this amount is a derivative liability of $821,777 related to convertible notes and debentures that is subject to the change in market price of our common stock and ultimately will be satisfied upon the final conversion of the associated debt. Additionally we have convertible notes and debentures of approximately $390,000. These amounts, plus other related party loans and accrued and unpaid interest may be converted to common stock, thereby reducing considerably our debt service obligations. Nevertheless, we will be required to raise funds in order to fund our operations and costs associated with being a public company. We estimate that amount to be $100,000.

14.

From the pro forma data presented under Exhibit 99.3, we see that you have assumed a significant amount of liabilities of the issuer. Please expand to provide a description of those liabilities, the amounts and timing of their cash requirements and your plan for funding those cash requirements.

Please see response in Item 13.

Exhibit 2.1

15.

Please file complete exhibits. We note you have not included all exhibits at the end of this agreement and some of the exhibits do not appear to be in final form. For example, we note a reference to the "attached schedule" to Exhibit 1.1 listing the SurgLine security holders. Please include that list.

We have revised our Form 8-K/A to include the complete schedules and exhibits.

Exhibit 99.2 Audited Financial Statements

Financial Statements, page F-I

16.

We see that the auditors of the accounting acquirer are different from the auditors of the registrant. Please file an Item 4.01 Form 8-K for the auditor that will not continue. In this regard, the accountant that is no longer associated with the registrant's financial statements is the predecessor accountant.

We have amended our form 8-K/A to include Item 4.01 disclosure that the auditor that will not continue as set forth below:

ITEM 4.01

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

1.

Previous Independent Registered Public Accounting Firm.

A. On December 9, 2011, the Company dismissed the independent registered public accounting firm of its wholly owned subsidiary, SurgLine, Inc. (“SurgLine”), GBH CPAs, PC (“GBH”).

B. The Registrant has not dismissed or changed the independent registered public accounting firm of the reporting Registrant from R.R. Hawkins & Associates International, a PC (“Hawkins”). On December 8, 2011, the Board of Directors of the Registrant approved changing SurgLine’s independent registered public accounting firm from GBH to Hawkins. The dismissal of GBH, as approved by the the Registrant’s Board of Directors on December 9, 2011, was effective immediately.

C.  GBH had been engaged as SurgLine’s independent registered public accounting firm since July 13, 2011 and had performed audits of SurgLine’s financial statements included in the Registrant’s report on Form 8-K for the period ended June 30, 2011. GBH’s report of SurgLine’s financial statements included in the Registrant’s report did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles other than going concern.

D. During SurgLine’s most recent fiscal year and the interim period from July 1, 2011 through and including December 9, 2011, (i) there were no disagreements between the Registrant and GBH on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of GBH would have caused GBH to make reference to the matter in its reports on the Registrant's financial statements; and (ii) there were no reportable events as the term described in Item 304(a)(1)(v) of Regulation S-K.

E. On December 9, 2011, the Registrant provided GBH. with a copy of the disclosures it is making in response to Item 4.01 on this Form 8-K, and has requested that GBH furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. Copies of the letters are is filed as Exhibits 16.1 and 16.2 to this Amended Current Report on Form 8-K/A.

17.

Please tell us if you intend to change your fiscal year end from July 31, the fiscal year end used prior to the reverse merger recapitalization. If so, file a Form 8-K under Item 5.03 announcing any intended change in fiscal year. In this regard, tell us the next periodic report that you will file. Please note that there should not be any lapse in reporting periods of the financial statements of the registrant and the operating company.

The Issuer does not intend to change its year end of July 31 At this time. If the Issuer changes its fiscal year end in the future, it will file the appropriate disclosure. Please note, on November 14, 2011, the Issuer filed a Form 10-K for the fiscal year ended July 31, 2011 (prior to the completion of the acquisition).

Note 3. Summary of Significant Accounting Policies, page F-7

Revenue Recognition

18.

You indicate on page 24 that you recognized your first revenues subsequent to June 30, 2011. Please tell us how you applied the four general criteria described in the first sentence of the revenue policy disclosure in accounting for those sales. In that regard, please also describe the key terms and provisions of the sales arrangements that formed the basis for revenue recognition.

Upon receipt of a purchase order form our customer, we deliver and sell the product at the price was fixed based on the purchase order and payment collectability was reasonably assured.

Note 9. Subsequent Events, page F-11

19.

Please add a description of the consummated reverse merger with China Nuvo, including a description of the impact on your financial statements and a description of the accounting applied. Refer to FASB ASC 855-10-25-4.

We have included the following Note 10:

NOTE 10 – CONSUMMATION OF REVERSE ACQUISITION

On September 1, 2011, the CNUV entered into the First Amendment to the securities purchase agreement (the “Agreement”) with SurgLine and the shareholders of SurgLine. The transaction closed on September 6, 2011 and CNUV adopted the business plan of SurgLine.

Pursuant to the Agreement, the Registrant agreed to acquire all of the outstanding capital stock of SurgLine in exchange (the “Share Exchange”) for the original issuance of an aggregate of 857,143 shares (the “Exchange Shares”) of the Registrant’s Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”). The Exchange Shares will be issued on a pro rata basis, on the basis of the shares held by such security holders of SurgLine at the time of the Exchange. Further in accordance with the Agreement, and following an amendment of the Registrant’s Articles of Incorporation, the Exchange Shares will be converted into 3,817,554,433shares of the Registrant’s common stock, par value $0.001 per share (the “Common Stock”) equal to 70% of the issued and outstanding Common Stock of the Registrant. Additionally, pursuant to the provisions of the Share Exchange Agreement, the Company issued 163,609,476 newly issued shares of Common Stock to the SurgLine shareholders, in satisfaction of the anti dilution provisions in the Share Exchange Agreement. As a result of the Share Exchange, the Registrant issued a total of 3,981,163,909 shares of its common stock to the SurgLine shareholders and SurgLine became a wholly-owned subsidiary of the Registrant.

Additionally, CNUV agreed to issue 142,857 shares of its Series B Preferred Stock to Abod Partners, LLC. (“Abod”). Abod acted as a consultant to CNUV in facilitating the Agreement by and among CNUV and SurgLine. The 142,857 shares of Series B Preferred Stock were exchanged for 545,364,919 shares of CNUV Common Stock.

At the effective time of the Exchange, CNUV’s board of directors and officers was reconstituted by the resignation of Henry Fong as President and Chief Executive Officer of CNUV and the appointment of Thomas G. Toland as a member of the CNUV’s Board of Directors, President and Chief Executive Officer and Richard Dutch as Secretary and Chief Operating Officer of the Registrant.

Based upon the fact that, after the Share Exchange: (1) the former shareholders of SurgLine control over 50% of the outstanding equity of CNUV and (2) the officers of SurgLine have become the officers of CNUV, the Share Exchange will be accounted for as a reverse merger, whereby SurgLine will be the continuing entity for financial reporting purposes and deemed, for accounting purposes, to be the acquirer of CNUV. In accordance with the applicable accounting guidance for accounting for a business combination as a reverse merger, SurgLine is deemed to have undergone a recapitalization. Accordingly, although CNUV, as the parent, legally acquired SurgLine, in accordance with the applicable accounting guidance for accounting for a business combination as a reverse merger, SurgLine’s assets and liabilities will be recorded at their historical carrying amounts, and no goodwill or other intangible assets will be recorded as a result of the acquisition of SurgLine by CNUV.

20.

As a related matter, please have your auditor consider whether their report should be dual-dated in light of the significant subsequent event.

The audit report has been revised to be dually dated as follows:

/s/ GBH CPAs, PC

GBH CPAs, PC

www.gbhcpas.com

Houston, Texas

August 12, 2011, except for Note 10, as to which the date is September 6, 2011

21.

Tell us how you accounted for the Constellation Asset Management arrangement, including how you accounted for the shares issued and how you accounted for the warrants. With respect to the warrants, please be detailed in explaining the specific basis in GAAP for the accounting. In that regard, your disclosure suggests that the warrants may have features characteristic of a derivative as described in FASB Codification Topic 815.

With respect to the 1,650,000 common shares (the “Shares”) issued to Constellation Asset Management (“Constellation”) in July 2011, the Shares vest immediately and are non-refundable. As a result, the Company immediately expensed the grant date fair value of $330,000.

With respect to the 1,000,000 warrants (the “Warrants”) issued to Constellation, these Warrants vested immediately and the Company immediately expensed the grant date fair value as calculated using the Black-Scholes option pricing model. The Company evaluated the anti-dilution provisions contained in the Constellation Warrant agreement and determined that the Warrant agreement’s provisions did not result in derivative accounting as defined under FASB ASC Topic No. 815-40

As disclosed in Note 9 to SurgLine’s financial statements, the Shares issued pursuant to the Constellation Agreement were originally subject to an anti-dilution provision such that Constellation’s “effective ownership percentage in the Company adjusts so that in the event that the Company issues any shares of Common Stock or any security convertible into or exchangeable for Common Stock to any person or if the Company arranges for any equity funding,” Constellation’s “ownership percentage will be increased to secure” the original ownership percentage at the date the Constellation Agreement was executed. The Company and Constellation recently amended the Constellation Agreement with retroactive effect to July 7, 2011 to, among other things, delete this anti dilution provision in its entirety.

Exhibit 99.3 Unaudited Condensed Combined Pro Forma Financial Statements

22.

With respect to the balance sheet, please revise the pro forma adjustment column to present the adjustments in the form of balanced journal entries.

Our Form 8-K/A has been amended to include the detailed balanced entries to the pro forma adjustment column.

23.

We see that China Nuvo was previously engaged in the solar industry. Please explain to us the status and/or disposition of the solar business.

The Issuer remains focused on the exploration of opportunities in the solar and alternate energy industry. The Issuer still holds licensing and other intellectual property rights from Photovoltaic.com, Inc. which it plans to commercialize.

24.

Please expand Note A to describe the nature, terms and impact of the debt settlement agreements. Please add sufficient context to explain the factual basis for the pro forma adjustment.

Our Form 8-K/A has been amended as follows:

A.

Reflects the pro forma adjustments to record the elimination of China Nuvo’s historical equity and the assumption of its net liabilities by SurgLine, after giving effect to certain debt settlement agreements and conversion of Series A Preferred Stock in exchange for the issuances of common stock, subsequent to April 30, 2011 and prior to the Share Exchange Agreement.

The following pro forma entries are included in the pro forma condensed consolidated balance sheet as of April 30, 2011 in order to get to the actual shares outstanding as of the date of the merger.

From May 1, 2011 through August 31, 2011 the Company issued 181,727,167 shares of common stock pursuant to debt settlement agreements of $81,507 and in consideration of liabilities assumed of $353,664.

The shares were issued at an average conversion price of $0.0024.

From May 1, 2011 through August 31, 2011 the Company issued 116,039,949 shares of common stock pursuant to debenture conversions received of $147,000 of principle and $2,070 of accrued and unpaid interest.

From May 1, 2011 through August 31, 2011 the Company issued 234,917,504 shares of common stock upon the conversion of 385,583 shares of Series A Preferred Stock. The shares were issued pursuant to the terms (the “terms of conversion”) of the Amended and Restated Certificate of Designation of Series A Preferred Stock. The terms of conversion are a fifty percent discount to the average of the lowest three days closing bid prices within the ten days immediately preceding the Company receiving the Notice of Conversion.

25.

As a related matter, please similarly expand Note A to describe the terms of conversion of the preferred shares, including disclosure of the number of shares issued.

Please see response in item 24.

26.

We refer to Note B. Please reconcile the number of pre-reverse merger shares of China Nuvo of 1,090,792,838 to the number of outstanding shares as disclosed in the Form 10-Q as of April 30, 2011, which totaled 558,048,618.

We have reconciled the number of shares as follows( please note there was a transposition error in the previous number whereby 1,090,729,838 was initially reported as 1,090,792,838):

We compute net income per share in accordance with FASB ASC 260, Earnings per Share. Under the provisions of FASB ASC 260, basic net income per share is computed by dividing net income attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. The 3,981,163,909 shares issued to the shareholders of SurgLine as a result of the reverse merger together with the 545,364,919 shares that were issued to our consultant in the transaction and the existing 1,090,729,238 outstanding shares of the company that remained outstanding after the re-capitalization are assumed to have been outstanding since the beginning of the earliest period presented (May 1, 2010), resulting in 5,617,258,066 shares being outstanding for purposes of basic net income per share.

Share reconciliation:
As reported in the Form 10-Q for the period ending April 30, 2011	558,044,618
Shares issued for debt settlements	181,727,167
Shares issued for debenture conversions	116,039,949
Shares issued for conversion of Series A Preferred Stock	234,917,504
Shares outstanding for pro forma, Pre-reverse merger	1,090,729,238

Form 10-K for the Fiscal Year Ended July 31, 2010

27.

We note from the cover page of the Form 10-K that you have checked yes to the second box that you (1) have filed all reports required to be filed by Section 13 or 15 (d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 Days. We note, however, that your Commission File Number (333- 48476) relates to a registration statement that went effective in 2001 and it does not appear that you have ever registered a class of securities under the Exchange Act. Please provide us with your analysis of how you are a reporting company. Please include a consideration of Section 15(d) of the Exchange Act in your response.

The Issuer is and remains compliant with the porting obligations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Issuer, notes the Commission’s comment, however, and will file a Form 8-A to coordinate its registration under the Exchange Act as soon as practicable.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

28.

Please have your auditor tell us how their report dated November 10, 2010 conforms to PCAOB Auditing Standard No.1 and Article 2 of Regulation S-X. In that regard, we note the following deficiencies:

•

the report does not cover all of the periods presented in the financial statements;

•

the report does not cover the development stage cumulative data; and

•

the second paragraph of the report suggests that the auditor performed an audit of a schedule of accounts receivable as opposed to an audit of the financial statements.

In this regard, the audit report dated December 14, 2009 included in the Form 10-K for the year ended July 31, 2009 appears to present similar deficiencies.

We will submit amended audit reports for July 31, 2009 and 2010 with the amended Forms 10-K/A.

Item 9A(T). Controls and Procedures, page 23

Evaluation of Disclosure Controls and Procedures

29.

In light of the material weaknesses leading you to conclude that internal control over financial reporting is not effective as of July 31, 2010, please tell us the basis for your conclusion that disclosure controls and procedures were effective as of that date. Please also respond as of July 31, 2009 where we see that you also concluded that disclosure controls and procedures were effective despite material weaknesses in internal control over financial reporting.

Our Form 10-K/A has been amended as follows:

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”), as of the end of the period covered by this Annual Report on Form 10-K, the Company’s management evaluated, with the participation of the Company’s principal executive and financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act). Based upon an evaluation of the effectiveness of disclosure controls and procedures, our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have concluded that as of the end of the period covered by this Annual Report on Form 10-K our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) were not effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Disclosure controls and procedures are defined as those controls and other procedures of an issuer that are designed to ensure that the information required to be disclosed by the issuer in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based upon the evaluation by management, they have concluded these disclosure controls and procedures were not effective as of the year ended July 31, 2010 as a result of material weaknesses as discussed below.

The material weaknesses in our disclosure control procedures are as follows:

1.

Lack of formal policies and procedures necessary to adequately review significant accounting transactions. The Company utilizes a third party independent accounting contractor for the preparation of its financial statements. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third party independent contractor is not involved in the day to day operations of the Company and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions.

2.

Audit Committee and Financial Expert. The Company does not have a formal audit committee with a financial expert, and thus the Company lacks the board oversight role within the financial reporting process.

We intend to initiate measures to remediate the identified material weaknesses including, but not necessarily limited to, the following:

·

Establishing a formal review process of significant accounting transactions that includes participation of the Chief Executive Officer, the Chief Financial Officer and the Company’s corporate legal counsel.

·

Form an Audit Committee that will establish policies and procedures that will provide the Board of Directors a formal review process that will among other things, assure that management controls and procedures are in place and being maintained consistently.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of July 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. In performing the assessment, our management concluded that, as of July 31, 2010, our internal control over financial reporting was not effective, because of the significant deficiency and material weakness that were identified.

The significant deficiency relates to a lack of segregation of duties due to the small number of employees involvement with general administrative and financial matters. However, management believes that compensating controls are in place to mitigate the risks associated with the lack of segregation of duties. Compensating controls include outsourcing certain financial functions to an independent contractor.

The material weakness relates to a lack of formal policies and procedures necessary to adequately review significant accounting transactions. The Company utilizes a third party independent contractor for the preparation of its financial statements. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third party independent contractor is not involved in the day to day operations of the Company and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions. We intend to initiate measures to remediate the identified material weaknesses including establishing a formal review process for significant accounting transactions that includes the participation of the Company’s management and corporate legal counsel, and establishing a formal audit committee.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Management's Report on Internal Control over Financial Reporting

30.

With respect to the required annual evaluation of internal control over financial reporting, you disclose that you completed the evaluation "to the extent possible given the limited personnel resources and technological infrastructure in place to perform the evaluation." You further disclose that: "Based upon our management's discussions with our auditors and other advisors, our CEO and CFO believe that, during the period covered by this report, such internal controls and procedures were not effective as described below." The language in your disclosure suggests that management may not have completed the required annual evaluation of internal control over financial reporting as of July 31, 2010.

Under Exchange Act Rule 13a-15(c), you are required to complete an annual evaluation of internal control over financial reporting and to provide management's unequivocal assessment of effectiveness as of the end of your fiscal year. If management did not complete the required annual evaluation, please do so now. Once that evaluation is completed, please also revise to remove the qualifying language regarding the scope of the evaluation and to provide the unequivocal opinion of management regarding the effectiveness of internal control over financial reporting as of July 31, 2010. In this regard, it appears that there is similar qualifying language in the annual report on internal control over financial reporting included in the Form 10-K as of July 31, 2009.

Please see the amended disclosure in the response to Comment 29.

31.

As a related matter, while we see that you have provided some general information about material weaknesses that you have attributed to your auditors, under Item 308(a)(3) of Regulation S-K, you are required to present disclosure of any material weakness in the registrant's internal control over financial reporting identified by management. Accordingly, please revise to describe each individual material weakness in internal control over financial reporting as of July 31, 2010 identified through the annual evaluation required by Exchange Act Rule 13a-15(c). In this regard, it appears that the disclosure of material weaknesses as of July 31, 2009 as included in the Form 10-K as of that date maybe similarly incomplete.

Please see the amended disclosure in the response to Comment 29.

Exhibits 31.1 and 3l.2

32.

We note that the certifications refer to the company as a small business issuer. The small business issuer language has been superseded. In any future or amended filings please ensure that the certifications are in the exact form prescribed by Item 601 (b) (31) of Regulation S-K.

We will amend our Form 10-K to comply with the form prescribed by Item 601 (b) (31) of Regulation S-K.

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

CHINA NUVO SOLAR ENERGY, INC.
By:	/s/ Thomas G. Toland
Thomas G. Toland President and Chief Executive Officer

______________________________________________________________________________________________________

319 Clematis Street, Suite 703, West Palm Beach, Florida 33401